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                                                                    Exhibit 99.2

                                 August 15, 2002




To The Members of the Board of Directors of
Mooney Aerospace Group, Ltd.




Re: Mooney Aerospace Group, Ltd., formerly Advanced Aerodynamics & Structures, Inc. (AASI), hereinafter referred to as: "MASG" or "company"



Gentlemen:

         On January 8, 2002, I agreed to your request as a fellow board member to come out of retirement and assume the responsibilities as interim Chairman, President, and CEO, following the resignation of Dr. Chen, the former Chairman, President, & CEO of AASI. I agreed to come on board, recruit and hire a new management team, and develop and execute a new management strategy. Our strategy was to move the company in a new direction by acquiring and operating one or more current producers of top of the line general aviation aircraft and suspend development of the JetCruzer.

         It was always my intention and our joint understanding that this would be a temporary assignment for me and that, at the appropriate time, I would step down and transfer my responsibilities to one of the individuals I recruited for the company for that purpose and who also would be acceptable to the Board of Directors. With the successful acquisition of Mooney Aircraft Company's assets and the board's designation of a successor, we are in a position to pursue this transition.

         Accordingly, as we have discussed, I submit my resignation effective today as Chairman, President, and CEO of Mooney Aerospace Group, Ltd. and its subsidiaries and affiliates. Also, to facilitate my retirement plans, I submit my resignation as a member of the Board of Directors of MASG and the Mooney Airplane Company, Inc. However, I agree to make myself available in a consulting role to assist the company as an advisor, from time to time as my schedule permits, if the Board so desires.

         We have agreed and the Board of Directors accepts on behalf of MASG the obligation to comply with the payment and on time delivery of the following enumerated items and payments and our exchange of mutual general releases:

1. Within five days of my submission of outstanding expense accounts for travel, lodging, and entertainment expenses incurred while I was CEO with the Company, I shall be reimbursed in full.

2. Within five days of my submission of travel expenses incurred by me as a consultant in the support of the company's business before I became CEO, I am to be reimbursed $30,000.

3. Within five days of this resignation, I am to be paid up to $30,000 for outstanding consulting compensation.

         In consideration of my services to the company, I shall receive the following:

4. I shall receive a one-time severance bonus of $65,000 to be paid within five days of this resignation.



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5.       Within five days of the submission of this resignation, MASG will deposit funds equal to six months of my salary for a total amount of $100,000 with an escrow agent I designate. These funds will be released in equal monthly installments beginning September 1, 2002, and continuing monthly, thereafter for the following five months and the interest that accrues will be payable to me.

6. I am to receive within 30 days of this resignation, a number of registered and unrestricted (to the extent permitted by the federal securities laws) trading shares of MASG Series A Common Stock which together with the amount of MASG Series A Common Stock previously issued to me would equal one and one-half percent (1.5%) of the Series A Common Stock outstanding on the day these shares are issued to me.

7. I am to receive a bonus equal to 2% of the amount invested in or loaned to MASG by (Name withheld; Company private information) or his designated corporate entity, or vehicle, or structure, within five days of the receipt of (Name withheld; Company private information) funds by MASG.

8. MASG shall indemnify me if I am a party to or threatened to be made a party to any threatened, pending or completed action, suit, proceeding, whether civil or criminal, administrative, arbitrative or investigative, and in any appeal of such action, suit or proceeding, and in any inquiry or investigation that could lead to such action, suit or proceeding against expenses (including court costs and attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by me (including travel and lodging) arising out of or in connection with my service as a consultant, director, or officer of MASG, including but not limited to claims that may be asserted by investors, warrant holders, suppliers, advisors, including (Names withheld; Company private information).

9. The indemnification provided above in paragraph 8 shall be in addition to the indemnification afforded me by the company's charter and laws and shall be binding upon the successors and assigns of the company (including any direct or indirect successor by purchase, merger or otherwise to all or substantially all of the business or assets of the company). To the extent MASG maintains an insurance policy or policies providing directors' and officers' liability insurance with respect to actions covered by paragraph 8, I shall be covered by such policy or policies to the maximum extent of the coverage available thereunder. The company shall not be liable to make an indemnification payment to the extent I have actually received payment under an insurance policy of amounts otherwise indemnifiable. If any portion of the indemnity shall be invalidated on any grounds by a court of competent jurisdiction, the company shall nevertheless indemnify and hold me harmless as provided in paragraph 8 to the full extent permitted by the indemnity that shall not have been invalidated and to the full extent permitted by law.

10. In the event MASG shall fail to pay any amounts provided for in this letter agreement, interest shall accrue on the unpaid amounts at an annual interest rate of the prime rate of AmSouth Bank in effect on the agreement payment date plus four percent. MASG shall promptly reimburse me all legal, accounting and other fees and expenses (including travel expenses) reasonably incurred in good faith to obtain or enforce any right or benefit provided under this letter agreement.

         Except for the above-enumerated items, I hereby release MASG and its affiliates from any obligation, written, oral, or otherwise, to make any other cash, stock, warrants, property or other payment to me. MASG releases me from all obligation and claims, written, oral, or otherwise including the obligations under my Employment Agreement dated January 8, 2002, entered into with Advanced Aerodynamics & Structures, Inc.

         I will comport myself in a professional manner with respect to MASG and I will not disparage MASG or its officers and directors. MASG agrees and shall require its officers, directors, and advisors to agree to conduct themselves in a professional manner with respect to me and not disparage me.


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This letter represents the exclusive terms for my resignation from MASG and
Mooney Airplane Company, Inc.

I wish the company, and its Board of Directors, success in their future business endeavors.


Sincerely yours,                                    Agreed to and Accepted By
                                                    Mooney Aerospace Group, Ltd.
/s/ Roy H. Norris

                                                    By:
Roy H. Norris                                       -------------------------
Chairman, President & CEO                           Its: Acting Chairman of the
Mooney Aerospace Group, Ltd.                        Board of Directors of
                                                    Mooney Aerospace Group, Ltd.